Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933

Subject Company: John Hancock Financial Services, Inc.
Registration No.: 333-110281

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their

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entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife may also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

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The following document is a joint e-mail sent on March 16, 2004 by Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial Corporation and David F. D’Alessandro, President, Chief Executive Officer and Chairman of John Hancock Financial Services, Inc. to all employees of Manulife Financial Corporation and John Hancock Financial Services, Inc.

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Integration Message from Dominic D’Alessandro and David D’Alessandro

As you know, the shareholders of John Hancock Financial Services recently approved the merger agreement with Manulife Financial. With their strong endorsement to proceed, the final step is to complete the required regulatory approvals. Approvals include the Office of the Superintendent of Financial Institutions (OSFI) in Canada, and the Massachusetts Division of Insurance (DOI), with DOI hearings scheduled for the week of March 22nd. Everything appears to be going well, and we are expecting to complete the merger transaction in April.

As promised, as events continue to unfold we would like to provide updates to you as quickly as possible. Today, we can inform you of some of our current plans for integrating Manulife, John Hancock and its Canadian subsidiary, Maritime Life.

THE MANAGEMENT TEAM

One of the steps necessary for a successful merger is to carefully design the “go forward” organization structure and executive team. This will be the executive team that will manage the new combined company, remembering that the proposed appointments will need to be confirmed once the merger is complete.

As previously announced, Dominic will be Chief Executive Officer and President of the combined company, and David will report to him, and serve as Chief Executive Officer of John Hancock and Chief Operating Officer of Manulife Financial. As was also previously announced, David will become President of Manulife Financial as of the first anniversary of the merger.

The individuals proposed to report directly to Dominic are:

•	Vic Apps — Senior Executive Vice President & General Manager Asia
•	Don Guloien — Senior Executive Vice President & Chief Investment Officer
•	John Mather — Senior Executive Vice President & Chief Administrative Officer
•	Trevor Matthews — Senior Executive Vice President & General Manager Japan
•	Peter Rubenovitch — Senior Executive Vice President & Chief Financial Officer
•	Craig Bromley — Vice President, Business Development

      The individuals proposed to report directly to David are:

•	Jim Benson — Senior Executive Vice President, John Hancock Protection
•	Wayne Budd — Senior Executive Vice President, John Hancock General Counsel
•	Jim Collins — Vice President, John Hancock
•	John DesPrez — Senior Executive Vice President, John Hancock Wealth Management
•	Bruce Gordon — Senior Executive Vice President & General Manager Canada
•	Tom Moloney — Senior Executive Vice President & John Hancock Chief Financial Officer

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You can find biographies of Dominic, David and these Senior Executive Vice Presidents by clicking on their names.

Additionally, a number of officers will be appointed as Executive Vice Presidents. So far, they include:

•	Diane Bean — Executive Vice President, Corporate Affairs & Human Resources
•	Bill Black — Executive Vice President, Canadian Group Benefits & Pensions
•	Jim Boyle — Executive Vice President, John Hancock Annuities
•	Bob Cook — Executive Vice President, John Hancock Life Insurance
•	Geoff Crickmay — Executive Vice President & Deputy General Manager Japan
•	Simon Curtis — Executive Vice President & Chief Actuary
•	Roy Firth — Executive Vice President, Canadian Individual Wealth Management
•	Geoff Guy — Executive Vice President & Canadian Chief Financial Officer
•	Ed Lau — Executive Vice President, Asia Regional Operations
•	Jeanne Livermore — Executive Vice President, Investments — Guaranteed & Structured Financial Products
•	Steve Mannik — Executive Vice President & General Manager Reinsurance
•	Bev Margolian — Executive Vice President & Chief Risk Officer
•	Jim O’Malley — Executive Vice President, John Hancock Group Pensions
•	Bob Reitano — Executive Vice President & Chief Investment Strategist
•	Paul Rooney — Executive Vice President, Canadian Individual Insurance
•	Jamie Shepherdson — Executive Vice President, John Hancock Mutual Funds
•	Marc Sterling — Executive Vice President, Asia Regional Operations
•	Peter Stuart — Executive Vice President, Canadian Investments
•	Warren Thomson — Executive Vice President, U.S. Investments
•	Michele Van Leer — Executive Vice President, John Hancock Long Term Care

No changes other than the above have been made to pre-merger titles. We plan to review and adjust some additional officer and other position titles during the first few months after the merger.

The current plan is for the Executive Committee to be comprised of the President, Chief Operating Officer and the Senior Executive Vice Presidents. It will meet every Friday. On the last Friday of every month, the Executive Vice Presidents will join the Executive Committee to form the Management Committee.

These officers will now proceed to get their teams in place to continue the integration process, along with the day-to-day operation of our various businesses. The charts for the first levels of the proposed organization are now posted on @mfc, and will be updated and extended as each division refines its structure. Undoubtedly, changes will occur over time as the new structures adapt to business demands, so please check your intranet for the latest developments.

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WHAT TO EXPECT

This merger is very much about growth, and for that we need talented, engaged people in every department. It is expected that the strong growth prospects of the combined company, as well as natural attrition, will ultimately minimize the number of job reductions. And to increase opportunities for existing staff, the “controlled hiring policy” will remain in place throughout the integration process.

The merger of our companies also provides an ideal opportunity to review and improve many aspects of our business. We would like to review and carefully consider duplicate functions, products, administrative processes, systems, contracts, financial controls, reports, branding, as well as the many different employee and Human Resources policies. It is important that we move as quickly as possible to complete these reviews and harmonize our approach to managing our people and our businesses. Time and again, experience proves that these steps will generate the revenue and expense synergies so critical to all successful mergers.

Understandably, everyone would like as much information as possible, as soon as possible, about assignments, compensation, benefits and next steps.

First, all compensation and benefit programs for 2004 were designed by each company for its respective employees, and will stay in place throughout this year. We are examining how to best integrate the benefit platforms of the various plans by 2005. You will be informed of the transition process well in advance.

Second, many employees will continue in their current assignments. However, it is inevitable when blending our operations that there will be some assignment changes or redundancies. We have started identifying these possibilities, and will continue the process over the next 18 months. Support will be provided to those without positions to find alternate assignments within Manulife or John Hancock, or outside as the case may be. Procedures are in place to facilitate the necessary redeployment and/or outplacement of employees, as well as clear policies for severance and relocation. Information about all of this will be communicated to you over the next few weeks.

All three companies have had substantial experience in mergers and divestitures and are well equipped to handle these situations in an effective, respectful and sensitive way. In addition, we have organized extensive programs, working with the various divisions, to prepare their employees and managers for the inevitable pressures associated with change of this magnitude. We encourage you to avail yourselves of these support services.

COMMUNICATIONS

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To make information more accessible upon closing of the merger, we plan to introduce to you an integrated intranet — called MFCentral — that will be available from the desktops of employees in all three companies. Your familiar intranet — @mfc, The Hub and The Source — will still be accessible from this site. MFCentral will be your first source for information, news, announcements and policies as they relate to the merger. During the early weeks, we will be featuring a series called ‘One Company,‘ which will profile interesting aspects of this new and formidable company we are building. You will be able to submit questions and review answers to the issues of greatest importance to you and find terrific reference materials on the structure and functions of the new organization.

It is essential that you take the time to understand the contents of this site. It will contain very relevant information about the benefits and opportunities of the new organization and what is expected of you as we move forward to attain our vision to be the most professional life insurance company in the world.

Until the deal has closed, communications will come via e-mail, and/or your familiar intranet.

THANK YOU

We thank you all for your continued patience.

We know you will have questions as the days unfold and as integration plans take shape. We encourage you to use the facilities available to you — the sessions being held by Human Resources on dealing with change, submitting questions via MFCentral that will be available at close, or simply talking to your manager.

We expect the transition towards complete integration of our companies to take place over the next 18 to 24 months. We will emerge as a powerful American, Canadian and Asian competitor with strong physical presences in Toronto, Boston, Kitchener-Waterloo, Halifax, Montreal, Asia and Japan.

We also want to thank everyone involved in the enormous amount of activity required for integration planning and for carrying out your regular assignments, too.

We truly believe we are on the threshold of a very positive transformation for both Manulife and John Hancock; a great opportunity for all stakeholders around the globe. In advance, we thank all of you for your confidence and support in this journey.

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Forward Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (‘SEC‘). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife may also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

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